UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549



                        FORM 10-SB12G



              GENERAL FORM FOR REGISTRATION OF
            SECURITIES OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of The Securities Exchange Act of
                            1934


               UniPro Financial Services, Inc.
       ----------------------------------------------
       (Name of Small Business Issuer in its charter)




          Florida                            65-1193022
 --------------------------        -----------------------------
   (State of Incorporation)        IRS Employer Identification
                                               Number



               1450 South Dixie Highway, Suite 200
                      Boca Raton, FL 33432
      -----------------------------------------------------
      (Address and Zip Code of principal executive offices)


                       (561) 289-5175
                 ---------------------------
                 (Issuer's telephone number)


                   www.uniprofinancial.com
               -------------------------------
               (Registrant's Internet Website)



                         copies to:
                         ----------
                    Stewart Merkin, Esq.
               444 Brickell Avenue, Suite 300
                       Miami, FL 33131
                        305 358-5800


Securities to be registered pursuant to Section 12(b) of the Act:

                            None


Securities to be registered pursuant to Section 12(g) of the Act:

                Common Stock, $.001 Par Value
                -----------------------------
                      (Title of Class)

               UniPro Financial Services, Inc.

                      TABLE OF CONTENTS

                           PART I

     Item 1.   Description of Business

               (a) Business Development

                    1.  Formation of UniPro Financial Services, Inc.

               (b) Business of Issuer

                   1.  Principal Products and Services
                   2.  Market
                   3.  New Products or Services
                   4.  Competition
                   5.  Sources of Supply
                   6.  Major Customers
                   7.  Patents, Trademarks, Licenses, etc.
                 8-9.  Government Regulation and Approval
                  10.  Research and Development
                  11.  Environmental Compliance
                  12.  Employees

               (c) Reports to Shareholders

     Item 2.   Management's Discussion and Analysis

     Item 3.   Description of Property

     Item 4. Security Ownership of Certain Beneficial Owners and Management

     Item 5. Directors, Executive Officers, Promoters and Control Persons

     Item 6.   Executive Compensation

     Item 7.   Certain Relationships and Related Transactions

     Item 8.   Description of Securities


                           PART II

     Item 1.   Market Price of and Dividends on the Registrant's
               Common Equity and Other Shareholder Matters

     Item 2.   Legal Proceedings

     Item 3.   Changes in and Disagreements With Accountants

     Item 4.   Recent Sales of Unregistered Securities

     Item 5.   Indemnification of Directors and Officers


                          PART F/S

     Financial Statements


                      PART III

     Item 1.   Index to Exhibits

     Item 2.   Description of Exhibits

                           PART I


ITEM 1.  DESCRIPTION OF BUSINESS.

(a) Business Development.

    1. Formation of UniPro Financial Services, Inc.

UniPro Financial Services, Inc., ("UniPro", "We", "Our" or the "Company") was organized under the laws of the State of Florida on June 17, 2003; and is presently a developmental stage enterprise with no operating history.

(b) Business of Issuer.

(b)(1) Principal Products and Services. UniPro is in the initial stage of developing a diversified financial services business, using a business strategy of creating new enterprises or acquiring operating entities; incorporating both private and public market financing techniques. Our initial business operations will include the development and operation of a marketing plan for the commercial exploitation of a proprietary CRM (Customer Relations Management) System, the eBroker system. This CRM system provides an integrated electronic system for the management of contacts and clients/customers. In consideration of the issuance of 500,000 unregistered shares of our common stock, the Company executed an Exclusive Sales And Marketing Agreement to acquire a Ten Year exclusive on the marketing and sales of the eBroker system from MCM Systems Corporation, an unaffiliated Florida corporation. At the same time a concurrent consulting and service agreement between the Company and MCM was signed to provide continued development, service and upgrade for the enhancement of the system. All references to the issued and outstanding shares of UniPro reflect the issuance of shares to complete the aforementioned acquisition.

(b)(2) Markets:

     i) The ebroker system will be marketed to a variety of potential users, including business entities and firms engaged in providing services to the general public. Among the expected purchasers are firms offering general securities services, real estate, insurance and mortgage brokers to the public. This system provides an automated method to memorialize a client relationship from the initial sales contact through the continual customer/client relationship, enabling the firm to keep track of its contact with and services provided to its clients.

     ii) Financial Services. We intend to be offering to the general business community and the general public a variety of corporate development, management and self-funding financial strategies, in a consulting environment. UniPro will consult with and assist entrepreneurs and new business enterprises while working with their own professional advisors when appropriate, to help create viable business organizations, including creating operating and marketing plans. We also expect that some clients will retain UniPro to provide them with ongoing consulting services, in some cases for extended durations.

    iii) Acquisitions. In pursuit of enhancing the consulting services we can offer to clients, from time to time UniPro may engage in providing other services - either by directly starting-up new ventures, or by the acquisition of going concerns - especially firms having experienced management willing to remain in place. Possible areas of interest may include: licensed investment banking, stock transfer services, correspondent mortgage lending services, real estate brokerage, insurance agency sales, equipment leasing, and similar business and personal finance related services.

       iv) Distribution Methods of the products or services. We expect to employ a wide variety of generally accepted marketing methods for advertising and promoting UniPro's services, and the ebroker system's CRM solution, including direct mail and Internet email, telephone and facsimile solicitation, and targeted media advertising.

(b)(3) Status of publicly announced new product or services. UniPro has not made any public disclosures or announcements of any proposed products or services. Presently there are no such products or services other than as disclosed in this registration statement.

(b)(4) Competitive business conditions. There are many individuals, firms, and other business entities, that are engaged in offering some or all of the consulting services, which UniPro intends to offer to potential clients. Based upon available financing for advertising, marketing and promotion of services, the number of persons in management and other employees, combined with the experience of conducting a widely diversified consulting business, UniPro is presently an insignificant entity in the consulting industry and we expect that we shall remain so for the near future.

(b)(5) Sources and availability of raw materials and the names of principal suppliers. With respect to the ebroker system, our exclusive sales and marketing agreement and the contemporaneous consulting agreement with MCM Systems Corporation, requires MCM to continually enhance ebroker system. There are no other suppliers of this proprietary system.

(b)(6) Dependence on one or a few major customers. Presently being in the development stage, UniPro has no clients or customers. We have no reasonable criteria to predict whether or not we will become dependent on one or but a few major customers for future revenues.

(b)(7) Patents, Trademarks, Licenses, etc. We have no patents or trademarks at the present time. Our October 2003 Exclusive Sales and Marketing Agreement for the ebroker system may be categorized as a license to sell and market the system. We acquired such rights in exchange for the commitment to issue 500,000 shares of our unregistered Common Stock. The duration of the Agreement is ten years, with two automatic 5 year renewal terms. In the event that we obtain intellectual property in the future, UniPro intends to protect such property through appropriate state and federal registrations and enforcement as applicable.

(b)(8-9)  Government Regulation and Approval. UniPro  is  not
required to obtain any particular government approvals for the proposed marketing and sales of the ebroker system product or our initial business development consulting services. We anticipate that future expansion of the categories of consulting services to be offered may include services that require governmental registration and licensing. UniPro shall comply with such regulatory requirements prior to offering such services.

(b)(10) Research and Development. UniPro has not spent any funds on product or service research or development. MCM Systems Corporation has spent several years in development of the ebroker system and an affiliate entity of MCM is using the system in a continual "beta" test. UniPro is not obligated under its exclusive sales and marketing license to incur any financial obligations with regard to the continual development of the ebroker system.

(b)(11) Environmental Compliance. We have no product or contemplated service that has any direct or known indirect impact on the environment, and therefore do not anticipate any significant costs to comply with governmental Environment laws and regulations.

(b)(12) Employees. UniPro has no full time employees. The two principal founders, Harvey Judkowitz, President, and Paul M.
Galant, Secretary/Treasurer are presently the only directors and officers.

(c) Reports to Security Holders. By voluntarily submitting this Form 10 registration statement under the Securities Act of 1934 we seek to qualify as a reporting entity; UniPro assumes the obligation to provide its shareholders with audited annual reports (Form 10KSB) and unaudited reviewed quarterly statements (Form 10QSB). All reports filed by us will also be available on our own website (www.uniprofinancial.com) as well as the SEC's website (www.sec.gov) and will be available at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, DC 20549. The public may obtain information regarding operation of the Public Reference Room by calling 1 800-SEC-0330.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
         OPERATION.

Liquidity and Capital Resources. UniPro has limited funding at the present time, and we anticipate the need for significant private and or public financing, in the form of debt and or equity capital, to enable us to develop and fund an appropriate marketing plan for the ebroker system, and to generally advertise, market and promote our business development consulting services.


Results of Operations.  As a development stage entity, UniPro has had no revenues since its inception.
-------------------------------------------------------------

Plan  of  Operation.  Our current plan is to: 1) establish  a
-------------------
sales and marketing plan for the promotion and sale of the eBroker system pursuant to the Exclusive Agreement with its developer, MCM Systems Inc.; 2) establish a varied business development consulting service for the general business community offering a wide variety of new product, marketing, distribution and financing alternatives; and 3) seek, investigate and, if such investigation warrants, acquire an interest in a one or more business entities which will enhance our shareholder value while providing the perceived advantages offered by a reporting public company to the management of an acquired company. While we expect to concentrate on companies that provide financial services, we will not restrict our search to any specific business, industry, or geographical location.

ebroker system.
--------------
The eBroker system is a computerized web-based system providing a management solution to manage sales associations and lead contacts by means of an integrated set of tools - including a powerful database, calendar manager and communications controls including automated managing of e-mails, faxes, newsletters, press releases, and stock quotes. Electronic Libraries make it relatively easy to send documentation from within the program. All communication is electronically sent and attached to the client profile creating a "virtual paper trail" of correspondence that cannot be misplaced, forgotten or lost.

     The software can be used on individual desktops, laptops, networks or through an Internet website. It can accept remote logins and synchronize data. With 3 levels of management a sales staff can be kept up to date with the effectiveness of their relationships. Management can consistently track actions for contacts, follow the trail of who spoke with which client and when, along with the resulting conversations. Its historic follow-through allows for easy task tracking and our quick-glance screen gives a complete correspondence overview. The eBroker system provides a method of providing constantly updated information about
contacts   to   the   people  who  have   to   manage   those
relationships.

     A superior contact manager system has to provide all levels of sales and management with instant access to appointments and follow-ups, and eBroker's quick-glance windows have the ability to create notes referenced to individual clients, allowing for rapid overview. Some of the features built in-to the system include:

     Client  Assignment.  Create groups and  assign  contacts
     ------------------
from the management screen. Search for clients using a variety of fields and sorting options.

     Daily Call Scheduler. Prioritize those clients with  our
     --------------------
built in hierarchy system. "Hot" clients always come up first in the sales daily call list.

     Actions    Library.     Create    personal,    trackable
     ------------------
correspondence that attaches itself to the historic actions of each particular client. Using the mail-merge email feature sales staff can select a client, select a document from the library or create a new one and then send everything from company newsletters, investor updates, and confidential documentation automatically via email, fax or regular mail.

     Automated  Downloading. Users can  have  their  client's
     ----------------------
view and download secure information right from the web or your own server. Passwords and log in information are inserted at the time you send so confidentiality is assured.
     Action Reports. In client relationships, it is vital to know what it is that the clients are responding. Our action report allows user to quickly view what the client's are receiving, viewing, reading or saving to their computers from your online or internal resources. Detailed information is just a click away.

     Historic  Actions.   Follow  every  client  to  keep   a
     -----------------
detailed log and history on phone calls, meetings and scheduled appointments as well as faxes, emails, letters and other action items initiated by sales staff. The eBroker system's automated historic actions system keeps track of who sent what and when.

     Reports.   The  key  to any successful  relationship  is
     -------
communication. Reviewing detailed phone call reports is a tool, which facilitates that key element. Even with 100's or 1000's of contacts, using our phone reports enables user to pick up from last contact made whether it was the previous day or year. eBroker's integrated tools are designed so that users can access, organize, and share contact information immediately, automatically and electronically.

     The ebroker Customer Relation Management system was designed and developed initially for the securities brokerage industry and the importance of those contacts and relationships that demand to be handled and managed profitably. It is compatible with usage needs by other organizations, including real estate and mortgage brokerages.


Consulting Services.
-------------------

Corporate Development Consulting.
--------------------------------
Business planning services assist clients in developing the detailed tactical and financial plans for the operation of the enterprise over a one, two or five year period. After an initial review of the client organization and a short audit of internal departmental operations or plans, our firm can first add value by providing insight into current operations or plans and then complete the detailed business plan at the corporate level. Business success requires a blend of many resources and skills. These include achieving a proper balance between management and leadership. While many companies invest significant resources to improve management techniques, scant attention is paid to improving the operational leadership skills essential to achieving client's goals.

     Strategic  Planning. Strategic planning services  assist
     -------------------
clients in developing a detailed strategic direction for the enterprise over a three to five year period. A strategic plan typically begins with an assessment of the client's external situation, a market assessment analysis, a competitive evaluation, a technology assessment, a supplier market assessment, and a look at any significant government regulations that may affect the enterprise. Next, the client's internal situation is analyzed. This analysis includes the balance sheet, several years of operating statements, a sales analysis and several other key measures of performance. Then there is an assessment of the client's capabilities in the key areas that have a major bearing on overall success. These typically include management, human resources, capital resources, competitive advantages, customer satisfaction, marketing/sales performance, costs/pricing and innovation. The final step in the process is to project assumptions for market segments, including competitive assumptions. This will lead to identifying perceived opportunities and a methodology for screening each opportunity. As part of this process, we will also list all perceived threats and develop a winner's profile for the client's industry. Strategic position depends upon both market attractiveness and competitive position. Savvy managers seek attractive markets where their particular resources and capabilities give them a competitive advantage. The critical step in the planning process is to list the strategic issues and develop appropriate strategies. Strategic decisions are creative and intuitive processes and do not lend themselves to mechanistic thinking. Often this critical phase of the process can be greatly enhanced by an outside facilitator.

     UniPro intends to focus on the needs of mid-market and smaller company clients providing merger, acquisition, divestiture, corporate finance and strategic partnering services combined with corporate and strategic development consulting services. We expect to develop our own unique business approach to integrate a wide variety of advisory services with strategic and corporate development consulting services to meet the needs of our clients in formulating appropriate business solutions.

     As we expand our own consulting services we expect that UniPro will be able to provide advisory assistance to organizations to enhance productivity, help create favorable employee relations climate - Analyze internal organizational structures; Conduct employee and management opinion surveys; Develop and evaluate compensation plans; Facilitate management and supervisory development sessions; Assist with Labor strategies; Create sound management policies and practices; corporate operations reviews; evaluation and or creation of sales and marketing distribution channels; act as start-up managers for specific corporate development projects; conduct detailed strategic and business plans for client companies; conduct competitive analyses and when appropriate act as interim financial managers.

     We start out with Management that has a diverse background of business experience, and fully anticipate adding additional highly experienced management consultants. We intend to provide time-efficient and cost-effective services, based on proven, disciplined process supported by ample internal resources. We expect to address the critical needs and business realities of operating executives, corporate owners, strategic investors, and institutional investors. Management having been in some of those roles has an experience base to deal with a Client's requirements. We believe that our services will enhance the services provided client's by their other advisors -legal, accounting, investment and commercial banking and other professional advisors.

Competition.
-----------
Our efforts to create and operate a viable sales and marketing plan for the ebroker system may well depend upon our ability to raise sufficient working capital. For the foreseeable future, UniPro will remain an insignificant participant among the firms and individuals engaged in providing varied consulting services for new corporate and business development, as well as those public and private companies seeking to enhance their own shareholder's equity through the acquisition of one or more operating business entities. There are many established financial services firms and venture capital organizations, which have significantly greater resources - financial and personnel - as well as greater technical expertise than UniPro has or can expect to have in the near future. In view of our limited financial resources we will continue to be at a significant competitive disadvantage.


ITEM 3.  DESCRIPTION OF PROPERTY.

UniPro has no property at this time and has no agreements to acquire any property. We currently occupy office space and have use of related office facilities pursuant to an oral agreement with MCM Systems Corporation at no cost to UniPro. This arrangement is subject to change at any time.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
         MANAGEMENT.

The following table sets forth each person we know to be the beneficial owner of five percent or more of our common stock, all directors and officers individually and as a group. There are no shares of Preferred stock issued and outstanding. Each person named has sole voting and investment power with respect to the shares shown:

Name and Address                       Amount of Beneficial      Percentage of Class
of Beneficial Owner                  Ownership - Common Stock       Common Stock
------------------------------------------------------------------------------------
Harvey Judkowitz                            1,200,000                 21.85%
1450 South Dixie Highway, ste 200
Boca Raton, FL 33432

Paul M. Galant                              1,200,000                 21.85%
1450 South Dixie Highway, ste 200
Boca Raton, FL 33432

Mary F. McGuire                             1,200,000                 21.85%
1450 South Dixie Highway, ste 200
Boca Raton, FL 33432

Suouconni Corporation                       1,200,000                 21.85%
5005 Coco Plum Way
Sarasota, FL 34241

MCM Systems Corporation                       500,000                  9.10%
1450 South Dixie Highway,
Boca Raton, FL 33432

---------------------------
Officers and Directors
   as a Group (2 Persons)                   2,400,000                 43.70%

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND
         CONTROL PERSONS.

Set forth below is the name of the director and officer of the Company, all positions and offices with the Company held, the period during which he has served as such, and the business experience during at least the last five years:

      Name                   Age         Positions and Offices Held
------------------         ------      -------------------------------
Harvey Judkowitz             58        Chairman/CEO/CFO/President

Paul M. Galant               62        Secretary/Treasurer and Director


Harvey Judkowitz, co-founder, has been Chairman, Chief Executive Officer, Chief Financial Officer and President from its inception. He was Chairman and CEO of Spectrum Brands from January 2000 until October 2001. Prior to that he was CFO of New Millennium Communications, Inc. from August 1998 to March 1999. He was a director of Utilicore, Inc., a start-up telecommunications company based in Florida, for which he was the interim CEO from September 1998 to January 1999. Mr. Judkowitz is a certified public accountant licensed in Florida and New York. Since 1988 he has conducted his own accounting practice in Florida, having received a BBA-Accounting degree from Pace University (NY) in 1967. He is currently a member of the Board of Directors of Kirshner Entertainment & Technologies, Inc. (OTCB: KSHR), Webb Mortgage.Com and Global Business Services (OTCBB: GBSS).

Paul M. Galant, co-founder, is a director and the Secretary/Treasurer of UniPro - he was Secretary/Treasurer and a Director of Spectrum Brands, formerly Netweb Online, Inc., from December 1999 to October 2001. He was the founder of NetWeb OnLine.Com Inc., a Florida corporation ("NetWeb Florida") prior to its business combination with The Golfing Network. He has been a business development consultant since 1970, and was a registered NASD General Securities Principal from 1975 until August 1999. In 1981 he co-founded PR Sources Inc. to engage in corporate and business development. Until February 2001 Mr. Galant was a director of Meridian USA Holdings, Inc. (OTCBB). From time to time, he has been a director and officer of various developmental stage enterprises. He was a practicing attorney in the State of New York from 1966 through 2000. Mr. Galant was a founding partner of several New York based full service brokerage firms between 1975 and 1999. He served in the U.S. Army, is a 1965 graduate of Brooklyn Law School (J.D.) and in 1962 received a BBA degree from Adelphi College (NY).


ITEM 6.  EXECUTIVE COMPENSATION.

     (a) Compensation. No compensation was paid to UniPro's officers in its last fiscal year.

                    SUMMARY COMPENSATION TABLE

                     Annual Compensation
Name and
Principal                         Bonus   Annual   Long-Term   All Other    Total
Position           Year  Salary   - C  o  m  p  e  n  s  a  t  i  o  n
----------------------------------------------------------------------------------
Harvey Judkowitz   2003   -0-      -0-     -0-        -0-        -0-         -0-
CEO/CFO/President

Paul M. Galant     2003   -0-      -0-     -0-        -0-        -0-         -0-
Secretary/Treasurer

     (b) Option/SAR Grants in Last Fiscal Year (Individual Grants). UniPro granted no stock option or stock appreciation rights in its last fiscal year. By written consent pursuant to Florida Statutes, the shareholders of UniPro approved the adoption of the "2003 Equity Incentive Plan", established to comply with IRS requirements for a Qualified Incentive Stock Option Plan. The board of directors may authorize the issuance of shares and or options to acquire shares, as incentives for services contributed or to be contributed for the benefit of UniPro. This plan covers Directors, Officers, Employees, Consultant and Advisors. Presently there are no other - retirement, pension, profit sharing, medical, insurance or other similar employee benefit plans.

          (c) Aggregated Option/SAE Exercises in Last Fiscal
Year And Fiscal Year-End Option/SAR Values.
                         None

          (d) Long Term Incentive Plans-Awards in Last Fiscal
Year. UniPro has no long-term incentive plans other than the Incentive Stock Option Plan described above.

          (e) Compensation of Directors. None. Directors may be reimbursed for actual expenses incurred for each annual meeting of the Board which they attend.

          (f)  Employment Contracts.  UniPro has no
employment contracts with any of its employees.

          (g) Report on Repricing of Options/SARS.   UniPro
has not repriced any options or stock appropriation rights in its last fiscal year.


Possible Conflicts of interest.  Code of Ethics.
------------------------------------------------

We have not yet adopted a full code of ethics regarding our executive officers at this time in as much as only two of our founders are serving as officers, and, Judkowitz, a Certified Public Accountant, and Galant a member of the Bar of the State of New York, are each bound by codes of ethics of their respective professions. We plan to adopt a formal code of ethics prior to expanding management and will make such code available on UniPro's corporate website and publicly disclosed in an appropriate Form 8K at the time of its adoption.

To  protect the interests of the shareholders, the board  has
adopted   the   following  resolutions   regarding   possible
management conflict of interest situations.

1. Harvey Judkowitz, President, is actively engaged in the conduct of a public accounting practice, and renders professional advice to clients similar in some respects to the consulting services contemplated to be provided by UniPro; and Paul M. Galant, Secretary/Treasurer, is engaged in providing business development services to the general business public. Both Judkowitz and Galant have agreed that upon the effective date of this Form 10SB all future non-accounting related "consulting" clients they obtain while directors and or officers of UniPro, shall be clients of
UniPro. Presently there are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of UniPro could result in liability of management to UniPro.

2. Additional conflicts of interest and non-arms length transactions may also arise in the future. By resolution of the board of directors, UniPro has adopted a policy that it will not - without the written consent of the Shareholders, enter into a business combination with any entity in which any member of management serves as an officer, director or partner, or in which such person or such person's affiliates or associates hold any ownership interest. No Officer shall receive any compensation for finding or negotiating a future acquisition or other business transaction.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The brother and sister-in-law of UniPro's Secretary/Treasurer are the owners of Suouconni Corporation, which owns 21.85% of our common stock. Paul M. Galant disclaims any beneficial interest in said shares. Suouconni Corporation is the lender to UniPro of $22,500 on a two-year Promissory Note and Loan Agreement.



ITEM 8.  DESCRIPTION OF SECURITIES.

Capital  Stock.  UniPro  is authorized  in  its  Articles  of
--------------
Incorporation to issue 70,000,000 Shares of Capital  Stock  -
a) 65,000,000 shares of Common Stock, par value of $0.001 per share; and b) 5,000,000 Shares of Preferred Stock; 3,000,000 shares of which are designated as Series I Convertible
Preferred Stock ($0.001 par value), and the remaining 2,000,000 no-par value shares are undesignated.

Common Stock. The holders of common stock are entitled to one
------------
vote for each share held on all matters submitted to a vote of shareholders. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefore. Upon a liquidation, dissolution or winding up of the corporation, the holders of common stock are entitled to receive ratably the net assets available after the payment of all debts and other liabilities, and subject further only to the prior rights of any outstanding preferred stock. Common stock holders have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are fully paid and non-assessable.

Preferred  Stock. UniPro may issue up to 5,000,000 Shares  of
----------------
preferred stock. Three million (3,000,000) shares were authorized as Series I Convertible Preferred Stock ($0.001 par value) with each share exchangeable for Ten (10) shares of $0.001 par value common stock. On conversion no further consideration is required, and the board of directors may issue such shares upon other terms and conditions at or prior to their issuance, without further notice or action by the Shareholders. The balance of Two Million (2,000,000) preferred shares are without par value, are undesignated and remain available for issuance by the board of directors in their discretion, and upon such terms and conditions as they may designate, without further notice or action by the Shareholders.

Future issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede an acquisition or other business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock. Although the board of directors is required to make any determination to issue such stock based on its judgment as to the best interests of UniPro's stockholders the board of directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The board of directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or stock exchange rules. We have no present plans to issue any preferred stock.

Voting Rights Control. Each share of authorized Capital Stock
---------------------
(common stock and preferred stock) is entitled to one vote. Cumulative voting in the election of directors is not permitted and the holders of a majority of the number of outstanding shares will be in a position to control the election of directors, at a general shareholder meeting, and may elect all of the directors standing for election.

Dividend  Policy. UniPro has never declared or  paid  a  cash
----------------
dividend on its Common Stock, nor does it have any present intent to do so in the near future. It is anticipated that all earnings will be retained to provide working capital for the implementation of the business plan, until such time as the directors shall, in their sole discretion, declare that UniPro's working capital requirements and cash position will permit a cash distribution to stockholders. Stock dividends may be declared, from time to time, in the sole discretion of the board of directors. No such stock dividends have ever been declared.

Transfer  Agent. UniPro is acting as its own  transfer  agent
---------------
for all shares of capital stock issued until such time as the Securities and Exchange Commission declares this Form 10 registration statement effective; at which time management expects to appoint a duly registered stock transfer agent to perform such services.



                           PART II

ITEM 1.  TRADING OF SECURITIES IN SECONDARY MARKET

       (A) There is no trading market for UniPro's common stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue. Presently there are no shares of UniPro that would be qualified as "free trading". We anticipate that at some point in the future when there are such free trading shares available, UniPro would seek the services of an NASD licensed market-maker in submitting the appropriate Form 15c-211 to the National Association of Securities Dealers, Inc. for the purpose of obtaining trading privileges for our shares, and to be quoted in the electronic "pink sheets" published and maintained by the National Quotation Bureau, Inc.

The National Securities Market Improvement Act of 1996 limited the authority of states to impose restrictions upon sales of securities made pursuant to Sections 4(1) and 4(3) of the Securities Act of companies which file reports under Sections 13 or 15(d) of the Exchange Act. Upon effectiveness of this registration statement, the presently issued and outstanding shares will not be registered for public sales. We are required to, and will file reports under Section 13 of the Exchange Act.

Future public sales of shares of our common stock will only be permissible pursuant to appropriate exemptions from registration, or providing that such shares offered for sale are covered by an effective registration statement; or in compliance with Rule 144 under the Act. Sales in the secondary market by the holders thereof may then be made pursuant to Section 4(1) of the Securities Act (sales other than by an issuer, underwriter or broker) without qualification under state securities acts.

       (B) HOLDERS. Presently there are fifteen shareholders of record of the common stock. All presently issued and outstanding shares were issued pursuant to exemptions from registration afforded by Section 4(2) of the Securities Act of 1933.

       (C) DIVIDENDS. UniPro has not paid any dividends to date, and has no plans to do so in the immediate future.


ITEM 2.  LEGAL PROCEEDINGS.

       There is no litigation pending or threatened by or against UniPro.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

UniPro  has  not changed accountants since its formation  and
there   are  no  disagreements  with  the  findings  of   its
accountants.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

Between June 17, 2003 (inception) and October 23, 2003 we issued a total of 5,492,500 shares to the founders, UniPro's legal counsel (Stewart Merkin, Esq.) as partial consideration for present and future services, and gifts by the founders to a total of nine individuals - friends and relatives of the founders. On October 23, 2003 a commitment to issue 500,000 shares was made as consideration for an Exclusive Sales and Marketing Agreement for the ebroker system with MCM Systems Corporation. The founders paid the total cash consideration in the amount of $10,080, or $0.001835 per share. All shares issued by UniPro were valued at the per share price of $0.001835.

Following is a complete list of the record holders of our common shares:

                                                Common
Shareholders             Date of Issuance       Shares      Consideration
----------------------   ----------------     ---------     -------------
Harvey Judkowitz             06/25/03         1,200,000     $ 2,202.32
Paul M. Galant               07/28/03         1,200,000       2,202.32
Mary F. McGuire              07/28/03         1,200,000       2,202.32
Suouconni Corporation        10/23/03         1,200,000       2,202.32
Stewart Merkin               10/23/03           100,000         183.50
David Larry                  10/23/03            10,000          18.35
Peter Button                 10/23/03            10,000          18.35
Mindy Kline                  10/23/03            20,000          36.70
Paul Kae                     10/23/03            10,000          18.35
Penny Bolt                   10/23/03            10,000          18.35
Meredith Witt                10/23/03            10,000          18.35
Meredith Mann                10/23/03            10,000          18.35
Zachary Mann                 10/23/03            10,000          18.35
Armando Pozo                 10/23/03             2,500           4.57
MCM Systems Inc.             10/23/03           500,000         917.50
-----------------        -------------       ----------     ----------
  Total Issued Shares                         5,492,500     $10,080.00
                                             ----------     ----------
</TABLE


There were no underwriters involved in any of the foregoing transactions. We believe that all of the shares issued by us were done so in transactions that did not involve a public offering, and were made in reliance upon an exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 607.0850 of the General Corporation Law of the  State
of  Florida  provides that the Articles of incorporation  may contain a provision eliminating the personal liability  of  a director  to the corporation or its stockholders for monetary damages  for breach of fiduciary duty as a director  provided
that  such  provision  shall  not  eliminate  or  limit   the

liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) (relating to liability for unauthorized acquisitions or redemption of, or dividends on, capital stock) of the General Corporation Law of the State of Florida, or (iv) for any transaction from which the director derived an improper personal benefit. UniPro's Articles of Incorporation contains the following provision: "Article 10. This Corporation may indemnify any Officer or Director, or any former Officer or Director, the full extent permitted by law."

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING UNIPRO PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.








                         PART F/S


The following financial statements required by Item 310 of Regulation S-B are furnished below


INDEPENDENT AUDITOR'S REPORT                        F - 1

FINANCIAL STATEMENTS
  Balance Sheet                                     F - 2

  Statement of Operations                           F - 3

  Statement of Changes in Stockholders' Equity      F - 4

  Statement of Cash Flows                           F - 5

  Notes to Financial Statements                     F - 6

                INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Stockholders of UniPro Financial Services, Inc.


We have audited the balance sheet of UniPro Financial Services, Inc. (a development stage company) as of October 31, 2003, and the related statements of operations, changes in stockholders' equity and cash flows for the period from July 17, 2003 (inception) to October 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UniPro Financial Services, Inc. as of October 31, 2003 and the results of its operations and its cash flows for the period from July 17, 2003 (inception) to October 31, 2003 in conformity with accounting principles generally accepted in the United States of America.


   /s/Berkovits, Lago & Company, LLP


BERKOVITS, LAGO & COMPANY, LLP
Fort Lauderdale, Florida
November 25, 2003

                  UniPro Financial Services, Inc.
                   (A Development Stage Company)
                         Balance Sheet
                        October 31, 2003


                           Assets
                           ------

     CURRENT ASSETS
        Cash                                         $  30,080
                                                     ---------
          TOTAL CURRENT ASSETS                          30,080

     Sales and Marketing License agreement               3,418
                                                     ---------
          TOTAL ASSETS                               $  33,498
                                                     =========



            Liabilities and Stockholders' Equity
            ------------------------------------

     CURRENT LIABILITIES
        Accounts Payable                             $   2,000
                                                     ---------
          TOTAL CURRENT LIABILITIES                      2,000

          Note Payable                                  22,500
                                                     ---------
          TOTAL LIABILITIES                             24,500

     STOCKHOLDERS' EQUITY
     Common Stock, $0.001 Par Value
       65,000,000 Shares Authorized.
        5,492,500 Shares Issued and Outstanding          5,493
     Additional paid in capital                          5,505
     Deficit accumulated during the
       development stage                                (2,000)
                                                     ---------
          TOTAL STOCKHOLDERS' EQUITY                     8,998
                                                     ---------
          TOTAL LIABILITIES AND
          STOCKHOLDERS' EQUITY                       $  33,498
                                                     =========







           The accompanying notes are an integral part of these financial statements.

                UniPro Financial Services, Inc.
                 (A Development Stage Company)
                    Statement Of Operations
For the Period from June 17, 2003 (inception) through October
                          31, 2003





     REVENUES                                        $       -


     GENERAL AND ADMINISTRATIVE EXPENSES                 2,000
                                                     ---------
            Net Loss                                 $  (2,000)
                                                     =========

     Net loss per share                              $0.000364
                                                     =========

     Shares Outstanding used in computing net
         loss per share                              5,492,500
                                                     =========















            The accompanying notes are an integral part of
                      these financial statements.

                   UniPro Financial Services, Inc.
                    (A Development Stage Company)
            Statement of Changes In Stockholders' Equity
  For the period from June 17, 2003 (inception) through October 31, 2003


                                                               DEFICIT
                                                              ACCUMULATED
                                                 ADDITIONAL   DURING THE
                               COMMON STOCK        PAID-IN    DEVELOPMENT
                            SHARES      AMOUNT     CAPITAL       STAGE         TOTAL
---------------------    -----------  ---------  -----------  -----------   -----------
Common stock issued
for cash                 4,992,500    $   4,993  $     5,087  $             $    10,080

Common stock issued
for license agreement
at $0.0018                 500,000          500          418                        918

Net loss                                                           (2,000)       (2,000)
---------------------------------------------------------------------------------------
Balance -
October 31, 2003         5,492,500    $   5,493  $     5,505  $    (2,000)  $     8,998
=======================================================================================































            The accompanying notes are an integral part of
                       these financial statements.

                     UniPro Financial Services, Inc.
                      (A Development Stage Company)
                        Statement Of Cash Flows
For the Period from June 17, 2003 (inception) through October 31, 2003


CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss For Period                                         $  (2,000)
Adjustments to reconcile net loss to net cash
rovided by operating activities:
 Increase in:
   Accounts Payable                                             2,000
                                                            ---------
   NET CASH PROVIDED BY OPERATING ACTIVITIES                     -
                                                            ---------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of license agreement                                 2,500
                                                            ---------
     NET CASH USED IN INVESTING ACTIVITIES                  $  (2,500)


CASH FLOWS FROM FINANCING ACTIVITIES
 Proceeds from issuance of common stock                        10,080
 Proceeds from notes payable                                   22,500
                                                            ---------
     NET CASH PROVIDED BY FINANCING ACTIVITIES                 32,580

INCREASE IN CASH                                               30,080

CASH - BEGINNING BALANCE                                            0
                                                            ---------
CASH - ENDING BALANCE                                       $  30,080
                                                            =========

SUPPLEMENTAL DISSCLOSURE OF CASH FLOW INFORMATION
 Non-cash transaction:
  Exchange of common stock for sales
   and marketing licensing agreement                        $     918
                                                            =========





           The accompanying notes are an integral part of these financial statements.

                  UniPro Financial Services, Inc.
                   (A Development Stage Company)
                   NOTES TO FINANCIAL STATEMENTS
                         October 31, 2003



Note 1 - Summary of Significant Accounting Policies

Organization:
------------

UniPro Financial Services, Inc. was incorporated in the State of Florida on June 17, 2003 primarily to engage in offering a variety of financial and related services to the general business public.

Business Operations:
-------------------

Exclusive Sales And Marketing Agreement
On October 23, 2003 the Company entered into an Agreement with MCM Systems Corporation, ("MCM") whereby the Company obtained the exclusive rights to sell and market MCM's proprietary Customer Relations Management system know as the ebroker system. This Agreement is valid for Ten years and has two (2) automatic five-year renewal periods, unless either party notices the other at least 60 days prior to the expiration date. Management intends to create a full marketing plan and expects to raise funds from private or public investors during fiscal year 2004 for the purpose of implementing sales and marketing of the ebroker system. As consideration for the grant of the exclusive sales and marketing rights, the Company paid the cash sum of $2,500 and has issued to the issuance of 500,000 shares of the Company's common stock to the shareholders of MCM's parent. These shares are reflected on the records of the Company as being issued and outstanding as of the date hereof. The shares along with the sales and marketing license rights were recorded at the same price as the average paid by the founding and other shareholders.

Consulting Services
Management expects to begin marketing its business development consulting operations during the next 90 days. The Company will provide a diversified menu of business consulting, ranging from preliminary corporate structuring to introduction of "experts" to assist clients in raising working capital and operating their enterprises to attain their goals.

Development Stage Operations
The Company is considered to be a development stage enterprise because it has not yet commenced full operations at October 31, 2003. There has been no operating revenue generated and since its inception operations have been
devoted    primarily   to   raising   capital   and   various
administrative functions.


Use of Estimates.
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the period reported. Actual results could differ from those estimates.

                  UniPro Financial Services, Inc.
                   (A Development Stage Company)
                  NOTES TO FINANCIAL STATEMENTS
                         October 31, 2003




Note 1 - Summary of Significant Accounting Policies
         (continued.)


Income Taxes
------------

The Company follows Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes" Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Cash and Cash Equivalents
-------------------------

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.



Note 2 - Note Payable

Notes payable of one note to a stockholder that matures on or before October 31, 2005. The note bears interest at 6% and is convertible into 10,000 shares of restricted common stock at $2.25 per share. The note allows the lender to commence legal action to collect the note upon default by the borrower. The note may be prepaid without penalty.

                            PART III


ITEM 1.  INDEX TO EXHIBITS

(3)  Articles of Incorporation and by-laws

(4) Instruments defining the rights of security holders, including indentures.

(10) Additional Exhibits

(31) Certifications Pursuant To Section 302 of the
     SARBANES-OXLEY ACT OF 2002

(32) Certification Pursuant To Section 906 of the
     SARBANES-OXLEY ACT OF 2002


ITEM 2.  DESCRIPTION OF EXHIBITS

Exhibit        Description
-------        -----------

  3.1          Articles of Incorporation - June 17, 2003

  3.2          Corporate By-Laws - June 18, 2003

  4.1          Specimen Stock Certificate

  4.2          Loan Agreement and Promissory Note -
                 October 28, 2003 Suouconni Corporation

 10.1          2003 Equity Incentive Plan - June 18, 2003

 10.2          Exclusive Sales and Marketing Agreement-
                 October 23, 2003

 10.3          Software Development & Consulting Agreement-
                 October 23, 2003

 31.1          Harvey Judkowitz - Section 302 18 U.S.C.
                 SECTION 1350 Sarbanes-Oxley Certification

 31.2          Paul M. Galant - Section 302 - 18 U.S.C.
                 SECTION 1350 Sarbanes-Oxley Certification

 32.1          Harvey Judkowitz - Section 906 - 18 U.S.C.
                 SECTION 1350 Sarbanes-Oxley Certification

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Registration Statement on Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated, December 2, 2003

                         UNIPRO FINANCIAL SERVICES, INC.


                         By:___/s/ Harvey Judkowitz____________
                            Harvey Judkowitz, President



                         By:__/s/ Paul M. Galant_______________
                            Paul M. Galant, Secretary/Treasurer